Free Writing Prospectus	Filed Pursuant to Rule 433
Dated June 3, 2008	Registration Statement No. 333-151308

ISSUER:	Allianz SE
SECURITIES:	8.375% Undated Subordinated Callable Bonds
EXPECTED RATINGS:	A3 / A+
FORMAT:	SEC Registered (Global)
SIZE:	US$1,750,000,000
NUMBER OF SECURITIES:	70,000,000
OVER-ALLOTMENT OPTION:	Yes (15 days) US$250,000,000 (10,000,000 securities)
TRADE DATE:	June 3, 2008
MATURITY:	Perpetual
SETTLEMENT:	June 10, 2008 (T+5)
PRICE TO PUBLIC:	US$25 (per security plus accrued interest if any from June 10, 2008)
COUPON:	8.375% per annum, payable quarterly in arrears.

NET PROCEEDS TO ISSUER:	$1,696,436,815 (assuming an underwriting compensation of $0.7875 on all sales to retail, $0.50 on all sales to institutions)
INTEREST PAYMENT DATES:	March 15, June 15, September 15 and December 15 of each year commencing on September 15, 2008, unless the obligation to pay some or all of the interest is otherwise deferred

DAY COUNT:	30/360
RECORD DATES:	15 days before the Interest Payment Date, whether or not a business day

REDEMPTION AT ISSUER OPTION:	On June 15, 2013 or any time thereafter in whole or in part at par plus Deferred Interest Payments and accrued and unpaid interest

REDEMPTION AT ISSUER OPTION FOR SPECIAL EVENT:	Early redemption in whole at (1) a specified Early Redemption Amount due to loss of certain regulatory capital treatment and (2) par plus Deferred Interest Payments and accrued and unpaid interest, due to certain tax events, including imposition of withholding tax (see preliminary prospectus supplement for more information on early redemption events)

EARLY REDEMPTION AMOUNT:	Calculated using treasury rate plus 50 basis points

JOINT BOOKRUNNERS:	Citigroup Global Markets Inc. Merrill Lynch Pierce, Fenner & Smith Incorporated
SENIOR CO-MANAGERS:	Morgan Stanley & Co. Incorporated UBS Securities LLC Wachovia Capital Markets, LLC
CO-MANAGERS:	Banc of America Securities LLC RBC Capital Markets Corporation
JUNIOR CO-MANAGERS:	Deutsche Bank Securities Inc. HSBC Securities (USA) Inc.
LISTING	Application will be made to list the Securities on the New York Stock Exchange. If approved for listing, trading is expected to commence within 30 days of issuance.
CUSIP:	018805200
ISIN:	US0188052007

Note: An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such materials and information, and such of their own investigate. The ratiations, studies and assumptions, as they deem appropring of the Undated Subordinated Callable Bonds should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free:

CITIGROUP GLOBAL MARKETS INC.: 1 877 858 5407

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED: 1 866 500 5408